UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contactos: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for February 2018

Passenger traffic increased 9.2% YoY in Mexico, and decreased 18.8% in Puerto Rico and 4.9% in Colombia

Mexico City, March 6, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for February 2018 increased 1.5% when compared to February 2016. Passenger traffic rose 9.2% in Mexico, and declined 18.8% in San Juan and 4.9% in Colombia.

This announcement reflects comparisons between February 1 through February 28, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia.

Note that the decline in passenger traffic at San Juan Airport reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	February		% Chg	Annual		% Chg
	2017	2018		2017	2018
Mexico	2,371,409	2,590,203	9.2	5,080,288	5,434,621	7.0
Domestic Traffic	912,155	1,035,507	13.5	2,034,023	2,220,337	9.2
International Traffic	1,459,254	1,554,696	6.5	3,046,265	3,214,284	5.5
San Juan, Puerto Rico	665,321	540,272	(18.8)	1,481,058	1,152,910	(22.2)
Domestic Traffic	585,720	490,441	(16.3)	1,301,429	1,044,991	(19.7)
International Traffic	79,601	49,831	(37.4)	179,629	107,919	(39.9)
Colombia	767,716	730,251	(4.9)	1,676,453	1,593,209	(5.0)
Domestic Traffic	679,475	624,494	(8.1)	1,463,218	1,344,713	(8.1)
International Traffic	88,241	105,757	19.9	213,235	248,496	16.5
Total Traffic	3,804,446	3,860,726	1.5	8,237,799	8,180,740	(0.7)
Domestic Traffic	2,177,350	2,150,442	(1.2)	4,798,670	4,610,041	(3.9)
International Traffic	1,627,096	1,710,284	5.1	3,439,129	3,570,699	3.8

ASUR Page 1 of 3

Mexico Passenger Traffic
		February		% Chg	Annual		% Chg
		2017	2018		2017	2018
Domestic Traffic		912,155	1,035,507	13.5	2,034,023	2,220,337	9.2
CUN	Cancun	453,437	536,561	18.3	1,043,494	1,165,952	11.7
CZM	Cozumel	7,887	10,012	26.9	18,825	22,316	18.5
HUX	Huatulco	39,842	47,681	19.7	90,949	105,926	16.5
MID	Merida	140,776	158,513	12.6	299,068	328,755	9.9
MTT	Minatitlan	15,752	13,766	(12.6)	31,819	28,946	(9.0)
OAX	Oaxaca	52,240	64,406	23.3	113,718	137,548	21.0
TAP	Tapachula	21,515	20,945	(2.6)	49,087	45,345	(7.6)
VER	Veracruz	88,679	97,866	10.4	190,159	203,632	7.1
VSA	Villahermosa	92,027	85,757	(6.8)	196,904	181,917	(7.6)
International Traffic		1,459,254	1,554,696	6.5	3,046,265	3,214,284	5.5
CUN	Cancun	1,358,164	1,445,502	6.4	2,838,859	2,988,923	5.3
CZM	Cozumel	44,848	43,891	(2.1)	86,234	83,829	(2.8)
HUX	Huatulco	27,555	28,882	4.8	56,703	60,119	6.0
MID	Merida	14,987	19,555	30.5	31,296	41,295	31.9
MTT	Minatitlan	545	369	(32.3)	1,299	1,095	(15.7)
OAX	Oaxaca	5,292	8,175	54.5	12,902	19,250	49.2
TAP	Tapachula	959	1,044	8.9	2,570	3,158	22.9
VER	Veracruz	4,396	4,665	6.1	10,425	10,576	1.4
VSA	Villahermosa	2,508	2,613	4.2	5,977	6,039	1.0
Traffic Total Mexico		2,371,409	2,590,203	9.2	5,080,288	5,434,621	7.0
CUN	Cancun	1,811,601	1,982,063	9.4	3,882,353	4,154,875	7.0
CZM	Cozumel	52,735	53,903	2.2	105,059	106,145	1.0
HUX	Huatulco	67,397	76,563	13.6	147,652	166,045	12.5
MID	Merida	155,763	178,068	14.3	330,364	370,050	12.0
MTT	Minatitlan	16,297	14,135	(13.3)	33,118	30,041	(9.3)
OAX	Oaxaca	57,532	72,581	26.2	126,620	156,798	23.8
TAP	Tapachula	22,474	21,989	(2.2)	51,657	48,503	(6.1)
VER	Veracruz	93,075	102,531	10.2	200,584	214,208	6.8
VSA	Villahermosa	94,535	88,370	(6.5)	202,881	187,956	(7.4)

Us Passenger Traffic, San Juan Airport (LMM)
		February		% Chg	Annual		% Chg
		2017	2018		2017	2018
SJU Total		665,321	540,272	(18.8)	1,481,058	1,152,910	(22.2)
Domestic Traffic		585,720	490,441	(16.3)	1,301,429	1,044,991	(19.7)
International Traffic		79,601	49,831	(37.4)	179,629	107,919	(39.9)

Colombia Passenger Traffic Airplan
		February		% Chg	Annual		% Chg
		2017	2018		2017	2018
Domestic Traffic		679,475	624,494	(8.1)	1,463,218	1,344,713	(8.1)
MDE	Rio Negro	488,925	431,856	(11.7)	1,035,372	932,302	(10.0)
EOH	Medellin	76,083	81,015	6.5	167,460	168,562	0.7
MTR	Monteria	67,065	64,331	(4.1)	154,317	142,296	(7.8)
APO	Carepa	15,185	15,425	1.6	32,536	29,521	(9.3)
UIB	Quibdo	26,770	25,829	(3.5)	60,386	57,715	(4.4)
CZU	Corozal	5,447	6,038	10.9	13,147	14,317	8.9
International Traffic		88,241	105,757	19.9	213,235	248,496	16.5
MDE	Rio Negro	88,241	105,757	19.9	213,235	248,496	16.5
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		767,716	730,251	(4.9)	1,676,453	1,593,209	(5.0)
MDE	Rio Negro	577,166	537,613	(6.9)	1,248,607	1,180,798	(5.4)
EOH	Medellin	76,083	81,015	6.5	167,460	168,562	0.7
MTR	Monteria	67,065	64,331	(4.1)	154,317	142,296	(7.8)
APO	Carepa	15,185	15,425	1.6	32,536	29,521	(9.3)
UIB	Quibdo	26,770	25,829	(3.5)	60,386	57,715	(4.4)
CZU	Corozal	5,447	6,038	10.9	13,147	14,317	8.9

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

-END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: March 6, 2018